

Mail Stop 3561

March 9, 2010

Mr. George Ring
Chief Executive Officer and Acting Principal Financial Officer
New Green Technologies, Inc.
334 S. Hyde Park Ave.
Tampa, FL 33606

Re: **New Green Technologies, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed May 11, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 20, 2009
Forms 10-Q for the Quarterly Periods Ended June 30, 2008 and
September 30, 2008
Filed August 13, 2008 and November 19, 2008

File No. 0-29743

Dear Mr. Ring:

We have reviewed the responses in your letter filed on February 3, 2010 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

General

1.   Several of your responses to our comment letter dated August 28, 2009 were extremely brief. Please be advised that it is difficult for us to assess your responses if you do not provide us with enough details that we can understand what you have done and why you have done it. Where our comments below request that you provide us with information, please provide a detailed response that fully addresses our concerns.

Financial Statements, page F-1

Balance Sheets, page F-3

2.   Your response to comment 10 in our letter dated August 28, 2009 consists of a blanket statement that there are no factors that would limit the useful lives of your intangible assets. This response is not detailed enough to explain to us how you carefully considered each factor listed in ASC 350-30-35-3 (formerly paragraph 11 of SFAS 142) in reaching your conclusion that these assets have indefinite lives. In your upcoming Form 10-K for the year ended December 31, 2009, please clearly disclose to your readers how you considered each of these factors in concluding that your acquired CAVD and PLASMA/BORS technologies have indefinite lives. Additionally, in the description of your business or somewhere else appropriate in your Form 10-K, clearly explain to your readers what these acquired technologies consist of and the stage of development of these acquired technologies, including whether the related capitalized fixed assets consist of prototypes, whether the technology and related capitalized fixed assets have been tested to demonstrate whether the technology works, and the results of any such tests.

3.   Please provide us with your impairment analysis for your fixed assets and intangible assets as of December 31, 2009. Given your lack of revenues, net losses and your negative operating cash flows, also explain to us in detail and disclose to your investors in your upcoming Form 10-K why you continue to believe these assets are realizable. Refer to ASC 360-10 (formerly SFAS 144).

Note 9 – Commitments and Contingencies, page F-11

4.   We note your response to comment 12 in our letter dated August 28, 2009. Please provide information similar to this response in your upcoming Form 10-K for the year ended December 31, 2009 to explain to your readers what is represented by the line item titled "Shares Issued for Old Debt" within your statement of stockholders' deficit.

Item 9A(T) – Controls and Procedures, page 13

5.   We have reviewed your response to comments 13, 14, 16 and 18 in our letter dated August 28, 2009, and we continue to believe that an amendment of your December 31, 2008 Form 10-K is required. As such, we have re-issued prior comments 13, 14, 16 and 18 below. Please amend your December 31, 2008 Form 10-K for these items. We will not object if you file an abbreviated amendment containing an explanatory note, Item 9A, Item 15, an updated signatures page and updated certifications signed as of a recent date in compliance with Exchange Act Rule 12b-15.

6.   We re-issue our prior comment 13 as follows: Your disclosures concerning your assessment of disclosure controls and procedures do not comply with the first bullet point of comment 1 from our letter dated January 15, 2009. Please note that Item 307 of Regulation S-K requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. Disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Exchange Act Rule 13a-15(b) and 15d-15(d) is the rule that requires the evaluation of disclosure controls and procedures.

Please amend your filing to provide all disclosures required by Item 307 of Regulation S-K. Specifically, you should revise the first sentence of the paragraph discussing your assessment of disclosure controls and procedures so that you refer to disclosure controls and procedures instead of internal controls over financial reporting. Your current reference to internal controls over financial reporting within this paragraph is not appropriate. If you choose to refer to the Exchange Act Rules pertaining to disclosure controls and procedures, you also should revise your disclosure to refer to the correct Exchange Act Rules. Finally, if you choose to define disclosure controls and procedures, please ensure that you provide the complete definition as defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Alternatively, you may simply state that your Chief Executive Officer and Acting Principal Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2008, without providing any part of the definition of disclosure controls and procedures.

7.   We re-issue our prior comment 14 as follows: We note your statement that during 2008, assessments were made to ensure that the disclosure controls previously found not effective had been corrected and that the improvements were being followed. When you amend this disclosure, please expand your disclosure to discuss the disclosure controls and procedures that previously were not effective, how you corrected them, and how you assess that the improvements are being followed. You should disclose information similar to that contained in your response to comment one in our letter dated August 28, 2009 to explain to your investors how the error arose, and then clearly explain how and when you corrected this deficiency in your controls and procedures.

Management Report on Internal Controls Over Financial Reporting, page 13

8.   We re-issue our prior comment 16 as follows: Item 308T(a)(3) of Regulation S-K requires your assessment of the effectiveness of the internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Your disclosures in the second paragraph under this heading do not meet the requirements of Item 308T. Specifically, your disclosure that "management

considers the controls in place to be effective for the company" is insufficient since it does not clearly convey that you performed an evaluation and reached a conclusion as required by the COSO framework and Item 308T of Regulation S-K. Please amend your filing to definitively state whether you concluded that internal control over financial reporting is effective or ineffective as of year end. Additionally, since the second sentence in this paragraph states that you used the COSO framework as a basis for evaluating your internal controls over financial reporting, it is unclear to us what you mean by stating in the first sentence in this paragraph that your conclusion is "based on the completeness of the Company prepared financials." Please note that the completeness of your financial statements is not the same thing as an assessment of internal controls over financial reporting using the COSO framework, and the completeness of your financial statements is an improper basis upon which to make your conclusion. Please amend you filing to state, if true, that your basis for concluding about the effectiveness of your internal control over financial reporting is your evaluation of internal control over financial reporting using the COSO framework.

9.   We re-issue our prior comment 18 as follows: You did not provide disclosures required by Item 308T(b) of Regulation S-K. As such, please amend your filing to disclose any change in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. If no such change occurred during your fourth fiscal quarter, you should clearly state that no change in your internal control over financial reporting occurred in your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for the Period Ended March 31, 2009

Item 4T. Controls and Procedures, page 20

10.   We have reviewed your response to prior comment 20 in our letter dated August 28, 2009. We advise you that disclosures concerning your controls and procedures are required in Form 10-Q pursuant to Item 307 and 308T (b) of Regulation S-K. The only disclosure required in Form 10-K that is not also required in Form 10-Q is the assessment of effectiveness of your internal control over financial reporting. Confirm to us that you will provide the disclosures required by Item 307 and 308T (b) of Regulation S-K in future Forms 10-Q, as your proposed future disclosures are unclear from your current response.

11.   We note your response to comments 21, 22 and 23 from our letter dated August 28, 2009. While you confirm that you will revise future filings for these matters, your June 30, 2009 and September 30, 2009 Forms 10-Q, which were filed after

the receipt of our August 28, 2009 letter, were not revised for the matters addressed in these comments. Please be advised that future filings include all filings made after receipt of our comment letter. Please acknowledge your understanding that all future filings made after receipt of our comment letter, which include Forms 10-Q and 10-K, should incorporate all the agreed upon changes indicated in your prior responses to us.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief